Exhibit 99.1

Powell Max Limited Receives Nasdaq Notice Regarding Continued Listing Compliance

HONG KONG, February 11, 2026 (GLOBE NEWSWIRE) -- Powell Max Limited (Nasdaq: PMAX) (the “Company” or “Powell Max”), a financial communications services provider headquartered in Hong Kong, announced that on February 5, 2026 it received a notification from The Nasdaq Stock Market LLC (“Nasdaq”) stating that, due to the resignation of Ms. Lee Chern Koay from the Company’s board of directors and audit committee effective December 31, 2025, the Company no longer meets certain Nasdaq corporate governance requirements, specifically the independent director and audit committee composition rules under Nasdaq Listing Rule 5605(c)(2) and related provisions, which require an audit committee composed of at least three independent directors.

Nasdaq has provided the Company with a cure period under the applicable listing rules, granting the Company until the earlier of its next annual shareholders’ meeting or December 31, 2026 (and, if the next annual meeting occurs before June 29, 2026, then no later than June 29, 2026) to regain compliance by submitting to Nasdaq documentation, including biographies of any new directors, evidencing compliance.

On January 30, 2026, the Company’s board of directors appointed four new independent directors and on February 6, 2026, the Company’s board of directors reconstituted the audit committee to consist of three independent directors, each of whom satisfies the independence requirements of Nasdaq Listing Rule 5605(a)(2) and the heightened independence and financial literacy requirements of Nasdaq Listing Rule 5605(c)(2). As a result, the Company believes it has regained compliance with the applicable Nasdaq corporate governance requirements. The Company has notified Nasdaq of the foregoing and intends to continue to monitor its compliance with all applicable listing standards.

The notice has no immediate effect on the listing of the Company’s Class A ordinary shares, which will continue to trade on the Nasdaq Capital Market under the symbol “PMAX.”

About Powell Max Limited

Powell Max Limited is a financial communications services provider headquartered in Hong Kong. The Company engages in the provision of financial communications services that support capital market compliance and transaction needs for corporate clients and their advisors in Hong Kong. Its financial communications services cover a full range of financial printing, corporate reporting, communications and language support services from inception to completion, including typesetting, proofreading, translation, design, printing, electronic reporting, newspaper placement and distribution. The Company’s clients consist of domestic and international companies listed in Hong Kong, together with companies who are seeking to list in Hong Kong, as well as their advisors.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to the Company’s plan to regain compliance with the Nasdaq corporate governance requirements. Words such as “will,” “future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties in predicting future results and conditions. Actual results could differ materially from those described in these forward-looking statements due to certain risk factors detailed in the Company's filings with the United States Securities and Exchange Commission (the “SEC”). You are urged to carefully review and consider any cautionary statements and other disclosures, including the statements made under the heading “Risk Factors” in our most recent annual report on the form 20-F and other reports and documents that we file from time to time with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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Company Info:

Powell Max Limited

Investor Relations ir@janfp.com  (852) 2158 2888